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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
Schedule TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

DOVER MOTORSPORTS, INC.
(Name of Issuer and Person Filing Statement)

Common Stock, par value $0.10 per share
Class A Common Stock, par value $0.10 per share
(Title of Class of Securities)

260174 10 7 (Common Stock)
260174DM (Class A Common Stock)
(CUSIP Number of Class of Securities)

Klaus M. Belohoubek
Senior Vice President—General Counsel
Dover Motorsports, Inc.
3505 Silverside Road
Plaza Centre Building, Suite 203
Wilmington, DE 19810
(302) 475-6756
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Patrick J. Bagley
Senior Vice President—Finance
and Chief Financial Officer
Dover Motorsports, Inc. 1131 N. DuPont Highway
Dover, DE 19901
(302) 857-3745

CALCULATION OF FILING FEE

Transaction valuation (*)	Amount of Filing Fee

$28,206,927	$3,320.00

*
Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, assuming that 4,029,562 shares of Common Stock and Class A Common Stock are purchased for $7.00 per share.

☒
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,320	Filing Party: Issuer
Form or Registration No.: Schedule TO	Date Filed: August 10, 2005
☐
Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transaction to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.
  ☒
  issuer tender offer subject Rule 13e-4.
  ☐
  going-private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 1 TO SCHEDULE TO

        This Amendment No. 1 amends and supplements the issuer Tender Offer Statement on Schedule TO filed on August 10, 2005 by Dover Motorsports, Inc., a Delaware corporation (the "Company"), relating to the offer by the Company to purchase, upon the terms and subject to the conditions contained in the offer to purchase dated August 10, 2005 (the "Offer to Purchase") and the accompanying letter of transmittal (the "Letter of Transmittal") (which, together with the Offer to Purchase, constitutes the "Offer"), up to 1,706,543 shares of the Company's common stock, par value $0.10 per share, and 2,323,019 shares of the Company's Class A common stock, par value $0.10 per share, in each case at a price of $7.00 per share, net to the seller in cash without interest thereon.

        This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. The Offer to Purchase was previously filed with the Schedule TO as Exhibit (a)(1)(i).

        The information in the Offer is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1 THROUGH 6.

Items 1 through 6 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase are hereby amended as follows:

References are to sections and page numbers in the Offer to Purchase as filed with EDGAR:

(1)
Where You Can Find More Information, page (ii).

•
Revise the fourth sentence of this Section to read as follows:

    "You may read and copy any document we file with the SEC at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549."

(2)
Factors That May Affect Operating Results: Forward-Looking Statements, page (iii).

•
Add a sentence to the end of this Section to read as follows:

    "The Private Securities Litigation Reform Act of 1995 provides a safe harbor for certain forward looking statements, however, that safe harbor does not by its terms apply to statements made in connection with a tender offer."

(3)
Section 7, Conditions of the Offer, page 10.

•
Add the following language to the last paragraph of this Section immediately following the phrase "regardless of the circumstances giving rise to any such condition":

    "(other than circumstances where the condition is triggered by our own action or inaction)."

  •
  Delete the words "any material decline, in our reasonable judgment" in condition (ii) to the fourth bullet in this Section, and insert the words "a decrease of more than 15%".

(4)
Section 9, Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals, page 12.

•
Add the following to the end of this Section:

    "On June 13, 2005, the Company established a Special Committee of the Board of Directors to explore a self tender as a means to enhance shareholder value. The Special Committee was comprised of two directors, R. Randall Rollins and Kenneth K. Chalmers, each of whom is also a member of our Audit Committee and designated in our annual proxy statement as an "independent director" and as an "audit committee financial expert" as those terms are

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    defined by applicable New York Stock Exchange and Securities and Exchange Commission rules and regulations. The Special Committee, in turn, retained the investment banking firm of Raymond James & Associates, Inc. ("Raymond James") to provide us with certain advisory services. Raymond James is also acting as dealer manager for the Offer.

    The determinations relative to the appropriate structure and size for a self-tender and the offering price of $7.00 per share were initially made by the Special Committee. The Special Committee made its recommendations to the full Board of Directors and they were unanimously accepted by the Board on August 5, 2005—the same day that we announced our intention to commence the Offer. Raymond James assisted in our deliberations with presentations made both to the Special Committee and to the full Board of Directors.

    Our largest stockholder, the Estate of John W. Rollins (the "Estate") currently intends to tender 2,311,960 shares of Class A Common Stock in the Offer. This represents approximately 22.4% of its holdings. Assuming all of these shares are purchased, the Estate will continue to be our largest stockholder and will beneficially own 8,000,000 shares of Class A Common Stock. Please refer to Section 13—Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Common Stock.

    Henry B. Tippie is the non-executive Chairman of our Board of Directors and also the executor of the Estate. Mr. Tippie participated in both the deliberations and the vote by the Board. Mr. Tippie is not a beneficiary of the Estate. Mr. Tippie's status as executor of the Estate and the Estate's interest in participating in the Offer were known to the Special Committee, the full Board of Directors and its advisors, including Raymond James. However, the Estate had no role in setting the terms of the Offer.

    Three members of our Board of Directors are related to John W. Rollins, Sr.—namely R. Randall Rollins, John W. Rollins, Jr. and Jeffrey W. Rollins. We do not believe that the intent of the Estate to participate in the Offer creates any conflict of interest with respect to the vote of these Directors approving the Offer. Michele M. Rollins, the widow of John W. Rollins, Sr. is the primary beneficiary of the Estate. R. Randall Rollins is not a beneficiary of the Estate and John W. Rollins, Jr. and Jeffrey W. Rollins have a contingent beneficial interest in certain assets of the Estate, including its shares of Class A Common Stock, since it is possible that they may receive shares of Class A Common Stock held by the Estate (or proceeds from the sale of such securities) upon the death of Michele M. Rollins."

(5)
Section 13, Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Common Stock, page 20.

  Under the heading "Controlled Corporation Status":

  •
  Restate the first paragraph to read as follows:

    "We have elected to be treated as a "controlled corporation" as defined by New York Stock Exchange Rule 303A. This Rule provides that a controlled corporation need not comply with the requirements of Sections 303A.01, 303A.04 and 303A.05 of the New York Stock Exchange Listed Company Manual. Section 303A.01 requires that listed companies have a majority of independent directors. As a controlled corporation, this Section does not apply to us. We are only required to make an independence determination relative to our audit committee members—all three of whom are described as independent in our annual proxy statement. Two of our directors, Denis McGlynn and Patrick J. Bagley are executive officers of the Company and, therefore, cannot be considered independent. No other directors or their immediate family members are executive officers or employees of ours. Our Board is not required to and has not formally made an assessment as to the independence of these directors. Sections 303A.04 and 303A.05 require that listed companies have a nominating/

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    corporate governance committee and a compensation committee, in each case composed entirely of independent directors. In addition, each committee must have a charter that addresses both the committee's purpose and responsibilities and the need for an annual performance evaluation by the committee. While we have a nominating/corporate governance committee and a compensation committee, we are not required to and do not comply with all of the provisions of Sections 303A.04 and 303A.05. We are a "controlled corporation" because a single person, Henry B. Tippie, the Chairman of our Board of Directors, controls in excess of fifty percent of our voting power. This means that he has the ability to determine the outcome of the election of directors at our annual meetings and to determine the outcome of many significant corporate transactions, many of which only require the approval of a majority of the Company's voting power. Such a concentration of voting power could also have the effect of delaying or preventing a third party from acquiring control over the Company at a premium."

(6)
Section 16, Fees and Expenses, page 28.

•
Add the following to the end of the second paragraph in this Section:

    "Raymond James has advised the Company that it does not hold any shares of Common Stock or Class A Common Stock for its own account and that it will not acquire any such shares prior to the expiration of the Offer."

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOVER MOTORSPORTS, INC.
By:	/s/ Denis McGlynn
Denis McGlynn President and Chief Executive Officer

Dated: August 19, 2005

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AMENDMENT NO. 1 TO SCHEDULE TO
SIGNATURE